51 Madison Avenue

New York, New York 10010

November 8, 2023

VIA EDGAR

Ken Ellington

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	IndexIQ ETF Trust (File No. 333-152915 and File No. 811-22227) IndexIQ Active ETF Trust (File No. 333-183489 and File No. 811-22739)

Dear Mr. Ellington:

This letter responds to comments provided by the staff of the Securities and Exchange Commission (the “Staff”) via telephone on October 30, 2023, pursuant to Section 408 of the Sarbanes-Oxley Act of 2002, regarding the funds included within the IndexIQ ETF Trust and IndexIQ Active ETF Trust (the “Trusts”) listed in Exhibit A attached hereto (each, a “Fund” and collectively, the “Funds”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Funds’ Annual Reports for the fiscal years ended April 30, 2023 (each, an “Annual Report” and collectively, the “Annual Reports”) as filed on Form N-CSR with the Staff on June 30, 2023.

Comment 1: The accrued expenses and other liabilities line item for the IQ Winslow Focused Large Cap Growth ETF represented approximately 91.8% of the total liabilities of the Fund. Please confirm that any material categories within other liabilities have been stated separately in accordance with Article 6-04(10) of Regulation S-X.

Response:	IndexIQ Active ETF Trust confirms the material categories within other liabilities have been stated separately in accordance with Article 6-04(10) of Regulation S-X.

Comment 2: The IQ Winslow Large Cap Growth ETF and the IQ Winslow Focused Large Cap Growth ETF each have a significant percentage of their net assets invested in the information technology sector at year end; however, the most recent prospectus does not include sector risk disclosure. Sector risks should be included in the prospectus if a Fund has a significant amount of its net assets invested in a single sector. If the Fund consistently focuses in a particular sector (e.g., a period of three or more years), please explain why the identification of the sector, including the strategies and risks, of investing in that sector are not disclosed in the summary prospectus.

Response:	The IQ Winslow Large Cap Growth ETF and the IQ Winslow Focused Large Cap Growth ETF do not have a principal investment strategy to invest in a particular sector. The Funds’ exposure to any particular sector results from the strategy to invest in companies that have the potential for above-average future earnings and cash flow growth with management focused on shareholder value, and the Funds’ sector exposures may change over time. As of April 30, 2023, the Funds did have investments in companies in the information technology sector, as well as other investments in companies that also have attributes associated with a “growth” investment style. As a result, the Funds include risk disclosure regarding “Growth Investing Style Risk”. Accordingly, given the Funds’ investment strategies and disclosed risks, IndexIQ ETF Trust does not believe it was necessary to identify investments in or the risks associated with a particular sector. Nevertheless, going forward, IndexIQ ETF Trust will continue to monitor each Fund’s investments and exposures, and will add or update related strategy and risk disclosures as it deems appropriate.

Comment 3: The IQ FTSE International Equity Currency Neutral ETF is identified as a limited derivatives user in the April 30, 2023 Form N-CEN (see Item C.7.n.i of Form N-CEN) but the Fund appears to have significant derivatives exposure. Please explain.

Response:	The Fund employs a passive investment strategy, whereby the Fund seeks results that correspond generally to the price and yield performance of its underlying index, the FTSE Developed ex North America 50% Hedged to USD Index (the “Underlying Index”). The Underlying Index is an equity benchmark of international stocks, with approximately half of the currency exposure of the securities included in the Underlying Index “hedged” against the U.S. dollar on a monthly basis. The Fund seeks to provide neutral exposure to currencies by hedging approximately 50% of the Fund’s currency exposure. The Fund’s investments in derivatives, which consisted of forward foreign currency contracts as of April 30, 2023, were entered into solely for the purpose of hedging the Fund’s foreign currency risks. Accordingly, IndexIQ ETF Trust believes the Fund qualifies as a limited derivatives user under Rule 18f-4(c)(4).

Comment 4: For the IndexIQ ETF Trust, please include a statement that additional information about the trustees and officers is included in the Statement of Additional Information as required by Item 27(b)(6) of Form N-1A.

Response:	IndexIQ ETF Trust confirms that in its next Annual Report filing on Form N-CSR, the Trust will include the information required by Item 27(b)(6) of Form N-1A.

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If you have any questions or comments in connection with the foregoing, please contact Richard Coyle of Chapman and Cutler LLP at (312) 845-3724 or rcoyle@chapman.com or Barry Pershkow of Chapman and Cutler LLP at (202) 478-6492 or pershkow@chapman.com.

Sincerely,

/s/ Matthew V. Curtin
Matthew V. Curtin
Secretary

cc:           Jack Benintende, Vice President

Adefolahan Oyefeso, Principal Financial Officer

Barry Pershkow, Esq., Chapman and Cutler LLP

Richard Coyle, Esq., Chapman and Cutler LLP

Exhibit A

IndexIQ ETF Trust

●	IQ Hedge Multi-Strategy Tracker ETF

●	IQ Real Return ETF

●	IQ Merger Arbitrage ETF

●	IQ Global Resources ETF

●	IQ CBRE NextGen Real Estate ETF

●	IQ FTSE International Equity Currency Neutral ETF

●	IQ Chaikin U.S. Large Cap ETF (since renamed IQ U.S. Large Cap ETF)

●	IQ Chaikin U.S. Small Cap ETF (since renamed IQ U.S. Small Cap ETF)

●	IQ 500 International ETF

●	IQ Candriam ESG International Equity ETF (since renamed IQ Candriam International Equity ETF)

●	IQ Candriam ESG U.S. Mid Cap Equity ETF (since renamed IQ Candriam U.S. Mid Cap Equity ETF)

●	IQ Candriam ESG U.S. Large Cap Equity ETF (since renamed IQ Candriam U.S. Large Cap Equity ETF)

●	IQ Healthy Hearts ETF

●	IQ Engender Equality ETF

●	IQ Clean Oceans ETF

●	IQ Cleaner Transport ETF

●	IQ Global Equity R&D Leaders ETF

●	IQ U.S. Large Cap R&D Leaders ETF

●	IQ U.S. Mid Cap R&D Leaders ETF

IndexIQ Active ETF Trust

●	IQ MacKay Municipal Insured ETF

●	IQ MacKay Municipal Intermediate ETF

●	IQ Ultra Short Duration ETF

●	IQ MacKay California Municipal Intermediate ETF

●	IQ MacKay ESG Core Plus Bond ETF

●	IQ Winslow Large Cap Growth ETF

●	IQ Winslow Focused Large Cap Growth ETF

●	IQ MacKay Multi-Sector Income ETF

●	IQ MacKay ESG High Income ETF

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